Exhibit (2)(k)(3)

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”) is made this 19th day of December, 2023, by and between APOLLO S3 PRIVATE MARKETS FUND, a Delaware statutory trust (the “Fund”), and APOLLO CREDIT MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is registered as a closed-end management investment company under the Investment

Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Fund has retained the Adviser to furnish investment advisory services to the Fund on the terms and conditions set forth in the investment advisory agreement, dated as of December 19, 2023, entered between the Fund and the Adviser, as may be amended or restated (the “Investment Advisory Agreement”);

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund that the Adviser may elect to pay a portion of the Fund’s expenses from time to time, which the Fund will be obligated to reimburse to the Adviser at a later date if certain conditions are met.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Adviser Fee Waiver and/or Expense Reimbursement to the Fund

a.

The Adviser agrees to waive fees that would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.50% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of the Fund’s shares of beneficial interest (“Shares”). The terms “Management Fee” and “Distribution and Servicing Fee” have the meanings ascribed to them in the Fund’s prospectus.

2.	Reimbursement to the Adviser

a.

With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under this Agreement (an “Expense Payment”) for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six months after the month in which the Adviser incurred the expense.

3.	Termination and Survival

a.

This Agreement will become effective on the date the Fund commences investment operations following the time its prospectus is declared effective (the “Effective Date”) and will have a term ending one-year from the date the Fund commences operations (the “Limitation Period”). The Limitation Period may be extended for additional one-year periods with the consent of the Adviser and the Fund.

b.	After the conclusion of the Limitation Period, this Agreement may be terminated, without the payment of any penalty, by the Fund or the Adviser at any time, with or without notice.

c.

This Agreement shall automatically terminate in the event of (i) the termination by the Fund of the Investment Advisory Agreement; (ii) the board of trustees of the Fund makes a determination to dissolve or liquidate the Fund; or (iii) upon a quotation or listing of the Fund’s securities on a national securities exchange (including through an initial public offering) or a sale of all or substantially all of the Fund’s assets to, or a merger or other liquidity transaction with, an entity in which the Fund’s shareholders receive shares of a publicly-traded company which continues to be managed by the Adviser or an affiliate thereof.

d.

Sections 3 and 4 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Fund to the Adviser.

4.	Miscellaneous

a.	The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

b.	This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

c.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Fund is registered as an investment company under the Investment Company Act, this Agreement shall also be construed in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the Investment Company Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Amended and Restated Agreement and Declaration of Trust or By-Laws, as each may be amended or restated, or to relieve or deprive the board of trustees of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

d.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

e.	The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

f.

This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

APOLLO S3 PRIVATE MARKETS FUND

By:	/s/ Kristin Hester
Name: Kristin Hester
Title: Chief Legal Officer and Secretary

APOLLO CREDIT MANAGEMENT, LLC

By:	/s/ Kristin Hester
Name: Kristin Hester
Title: Vice President

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